Teradata Corporation

10000 Innovation Drive

Dayton, OH 45342

June 22, 2011

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Teradata Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

Form 8-K Filed May 5, 2011

File No. 001-33458

Dear Mr. Gilmore,

This letter is being furnished on behalf of Teradata Corporation (“Teradata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated June 16, 2011 (the “Comment Letter”) based on its review of Teradata’s Form 10-K for Fiscal Year Ended December 31, 2010, filed on March 1, 2011 (the “2010 Form 10-K”); and its Form 8-K filed on May 5, 2011 (File No. 001-33458). The comment from the Comment Letter is included below in bold. The Company’s response follows the comment.

Form 8-K Filed May 5, 2011

1.	We believe the non-GAAP operating statement columnar format appearing in Schedule E of your Form 8-K conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

Response:

The Company’s income statement reconciliations from GAAP to non-GAAP were in the format provided by the Company because the non-GAAP items impacted a majority of the income statement line items. This format was used by management internally in the operation of the business, as such, we believed that this information and format provided useful information to our investors.

The Company has considered the guidance in Compliance and Disclosures Interpretation 102.10. In future filings the Company will present reconciliations in its earnings releases and filings only for individually referenced non-GAAP measures which the Company believes are useful to investors and which are used by management in the operation of the business, rather than providing a full non-GAAP income statement reconciliation.

*   *   *   *   *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (678) 577-5902 if there are any comments or questions concerning the forgoing or if we can be of assistance in any way.

Sincerely,

/s/ Stephen M. Scheppmann
Stephen M. Scheppmann Executive Vice President and Chief Financial Officer Teradata Corporation

cc:	Audit Committee of the Board of Directors

PricewaterhouseCoopers LLP

Michael F. Koehler, Director, President and Chief Executive Officer

James M. Ringler, Chairman of the Board of Directors